FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 8, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

January 7, 2004

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has released its BC Form 51-901F Second Quarter Report containing financial statements in Canadian funds, prepared without audit, for the six months ended November 30, 2003 (the “Quarterly Report”). Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report. Concurrently with this news release the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company’s Supplemental List. A copy of the Quarterly Report is available upon request.

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

In the United States, work continues on three projects.

The Company’s Pasco Canyon Project in Nevada is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration. During this quarter, fieldwork on the project included a continued surface evaluation and the completion of a ground magnetic survey over the property.  Targets have been prioritized and a drilling program is planned to commence as soon as the Company receives approval from the BLM, anticipated in early 2004. The objective of the drilling is to test range front feeder structures and penetrate the lower levels of the mineralizing system.

At the Black Hills Project in Nevada, an IP survey over the target area is under discussion with the objective of locating specific drill targets.  The exploration priority at Black hills is a large zone of skarn mineralization that outcrops locally through cover on the eastern flanks of the mountain range.  Mineralization here consists of calc-silicate alteration formed in calcareous sediments on the contact of a granodiorite intrusive.  The skarn model predicts that gold mineralization will be associated with areas of high sulfides that should be definable by the survey.

The Company’s Trend Project in Nevada, consists of 137 mining claims abutting the southern end of Placer Dome/Kennecott’s Cortez Joint Venture (Cortez JV) that is host to multiple gold deposits with reserves and resources totalling over 18 million ounces.  The newly discovered Cortez Hills deposit, with a predicted gold reserve exceeding eight million ounces, is located only eight kilometers north of the Trend Project and another potentially important discovery, called ET Blue, lies only six kilometers to the northeast.  District geology data recently released by the Cortez JV supports the Company’s belief that Trend lies on structural trend line with Cortez Hills and other deposits to the north and south.  The Company is discussing Joint Venture possibilities on Trend with other companies and two of these groups are currently reviewing available project data.

In Canada, the Company and Navigator Exploration Corp. have completed the 2003 field program on the Melville Diamond Project and initial results are anticipated shortly.  During the 2003 field season a total of 245 surficial sediment (tills and streams) samples were obtained from the three properties with 32 taken from Gem, 107 from Sarcpa and 106 from Fury.  Approximately 14,500 line kilometers of high resolution aeromagnetic data was also obtained over seven survey blocks within the Fury permits.  Plans for further exploration of the properties will be developed once all results of the 2003 program are received, compiled and interpreted.

Of importance to the Melville Project is that drilling by Stornoway Diamond Corporation on their adjacent ground in the region realized favourable diamond counts in drill core from both their AV-1 and AV-2 kimberlite targets.  These two kimberlite bodies are situated approximately four kilometres apart with the same structural corridor and remain high priority targets for 2004. This work continues to support the overall diamond potential of the Melville Project.

The Company holds a 6.55% interest in SVB Nickel Company Ltd., which holds properties in Labrador.  In 2002 Falconbridge completed significant work on South Voisey Bay Project with results being encouraging enough that they continued their exploration into 2003.  This work identified nine conductive trends, which were subject to geophysical follow-up to select targets for diamond drilling.  Subsequent to target prioritization, a total of three holes, totaling 1,275 metres, were drilled in the north Gabbro.  In general, drilling identified thicknesses of magmatic sulphides of sufficient conductance to explain the surface EM anomalies.

While nickel grades are low, nickel tenors in individual samples range from 1.0% to 2.0%.  In one hole a 7.9-meter intersection averaged 0.14% nickel, 0.12% copper, 0.08% cobalt and 14.13% sulphur. In another hole a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite was identified. This interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. Falconbridge is currently assessing overall results of the program as they plan their level of commitment for 2004.

On the Voisey’s Bay Project, Inco has begun mini-pilot-plant test work as a step toward developing the technology it plans to use to process nickel-copper-cobalt concentrates produced there.  This Phase One program, with a cost of $134-million, is aimed at confirming the commercial application of hydrometallurgical processing of the Voisey’s Bay concentrates.  NDT will continue to maintain its strategic land position in the Voisey’s Bay District and monitor progress on the developing project.

During the quarter ended November 30 2003, the Company continued its planning for a winter drill program on its Domain Project in northern Manitoba. The project covers a portion of a large greenstone belt that hosts gold bearing banded iron formations.  The project is situated approximately 120 kilometres southeast of Thompson and saw limited exploration work in the 1960’s and 1980’s as part of regional grass roots programs.  This included air and ground magnetic and EM surveys that culminated in some preliminary target drilling.

The Company’s current priority target at Domain is in an area where four shallow drill holes tested a 100-meter segment of one of the more prominent trends.  All of the holes intersected gold mineralization including, 5.4 g/t over 4.1 meters, 5.03 g/t over 2.6 meters and 12.6 g/t over 1.32 meters.  A step-out drill program is being planned following initial work to re-establish the original survey grid and complete a ground magnetic survey over the target area.  This work will include coverage of an un-surveyed area over the northwest projection of the target horizon.

In South America, the Company continues to hold its Magma Claims along the Esquel gold trend in Chubut, Argentina.  The claims, totaling 5,000 hectares in two separate blocks, are situated within Meridian’s much larger land position and on trend with mineralization that they are attempting to develop.  Meridian currently has the Esquel project on hold pending resolution of local opposition to development. Meridian continues to report a strong commitment to bringing the property into production and the NDT will continue to hold its claims and monitor their activities in the area.

Results of Operations

During the current six months, the Company sustained a loss of $298,623 or $0.01 per share, as compared to a loss of $581,225 or $0.02 per share for the same period in the 2002. The decrease in loss was due to less written-off mineral property costs (2003 - $112,802; 2002 - $386,053) and to a decrease in the write-down of investments (2003 - $5,186; 2002 - $24,492).

General and administrative expenses in 2003 of $201,517 were slightly higher (by approximately $8,000) than in 2002.  The amount charged by Northair under a management service agreement was $84,000, lower than the $90,000 charged in 2002.

Liquidity and Capital Resources:

During the current six months, the Company’s cash reserves decreased by $462,868 (2002 decrease - $580,378) resulting in a balance of $1,404,232 as at November 30, 2003. The Company spent $155,776 on its operating activities (2002- $181,438), $307,091 (2002 - $398,940) on investing activities including mineral property expenditures of $264,240 for deferred exploration costs and $85,069 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $10,187 and accounts payable of $42,677, which included $19,031 due to Northair, the Company had net working capital of $1,371,742 as at November 30, 2003 (2002 - $1,279,827). The Company’s cash and net working capital included flow-through funds on hand of $778,688 which the Company has undertaken to spend on Canadian exploration expenditures.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________

Fred G. Hewett, President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer NDT VENTURES LTD.	For Quarter Ended November 30, 2003	Date of Report YY/MM/DD 04/01/05
Issuer’s Address 860 – 625 Howe Street Vancouver, B.C. V6C 2T6	Issuer’s Fax No. (604) 689-5041	Issuer’s Telephone No. (604) 687-7545
Contact Person Fred G. Hewett	Contact’s Position President	Contact Telephone No. (604) 687-7545
Contact Email Address info@northair.com	Web Site Address www.northair.com/ndt

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature signed	Print Full Name Fred G. Hewett	Date Signed YY/MM/DD 04/01/07
Director’s Signature signed	Print Full Name D. Bruce McLeod	Date Signed YY/MM/DD 04/01/07

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
Prepared Without Audit - Canadian Funds

	November 30		May 31
	2003	2002	2003
ASSETS	$	$	$
CURRENT
Cash and short term deposits	1,404,232	1,280,857	1,867,100
Accounts receivable	10,187	22,708	13,501
	1,414,419	1,303,565	1,880,601
Exploration Expense Advance	-	-	42,218
Reclamation Bond	16,837		16,837
Mineral property costs (Note 3)	425,411	810,868	170,153
Investments (Note 2)	110,565	115,896	115,751
Mining Equipment (Note 4)	8,795	12,565	10,346
	1,976,027	2,242,894	2,235,906
LIABILITIES
Current
Accounts payable and accrued liabilities	23,646	3,311	7,965
Due to related parties (Note 6)	19,031	20,427	14,718
	42,677	23,738	22,683

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	24,323,185	23,189,344	24,304,435
Deficit	(22,389,835)	(20,970,188)	(22,091,212)
	1,933,350	2,219,156	2,213,223
	1,976,027	2,242,894	2,235,906

ON BEHALF OF THE BOARD:

“Fred G. Hewett”

________________, Director

“D. Bruce McLeod”

________________, Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Loss and Deficit
Prepared Without Audit - Canadian Funds

	For the Three Months Ended		For the Six Months Ended
	November 30
	2003 - $	2002 - $	2003 - $	2002 - $
General and Administrative Expenses
Administration fees	39,000	45,000	84,000	90,000
Regulatory compliance	32,994	20,399	34,104	23,394
Legal and accounting	18,268	18,371	23,735	19,332
Salaries	9,615	13,177	18,497	27,653
Investor relations	11,126	6,861	16,136	8,607
Promotions and travel	3,012	7,876	7,886	12,317
Office and sundry	4,696	6,069	6,561	9,475
Foreign exchange loss (gain)	9,641	(460)	6,345	(2,235)
Transfer agent fees	2,074	1,322	2,701	2,708
Amortization	776	1,108	1,552	2,217
Loss before the Undernoted	(131,202)	(119,723)	(201,517)	(193,468)
Write off of mineralcosts	(39,596)	(332,325)	(112,802)	(386,053)
Write-down of investments	(3,517)	(8,079)	(5,186)	(24,492)
Interest income	9,039	14,428	20,882	22,788
Loss for the period	(165,276)	(445,699)	(298,623)	(581,225)
Deficit - Beginning of period	(22,224,559)	(20,524,489)	(22,091,212)	(20,388,963)
DEFICIT - END of the period	(22,389,835)	(20,970,188)	(22,389,835)	(20,970,188)
EARNINGS (LOSS) PER SHARE
- Basic and Diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Cash Flows
Prepared Without Audit - Canadian Funds

	For the Three Months Ended	For the Six Months Ended
	November 30
	2003 - $	2002 - $	2003 - $	2002 - $
CASH RESOURCES PROVIDED BY (USED IN)
Operating activities
Net income (loss) for the period	(165,276)	(445,699)	(298,623)	(581,225)
Items not affecting cash
Mineral costs written off	39,596	332,325	112,802	386,053
Write-down of investments	3,517	8,079	5,186	24,492
Amortization	776	1,108	1,552	2,217
	(121,387)	(104,187)	(179,083)	(168,463)
Changes in non-cash working capital	(63,638)	(31,445)	23,307	(12,975)
	(185,025)	(135,632)	(155,776)	(181,438)
Investing activities
Mineral property costs	(117,050)	(149,590)	(349,309)	(410,240)
Exploration Expense advance	-	-	42,218	11,300
	(117,050)	(149,590)	(307,091)	(398,940)

Net decrease in cash	(302,075)	(285,222)	(462,868)	(580,378)
Cash position - Beginning	1,706,307	1,566,079	1,867,100	1,861,235
Cash position – Ending	1,404,232	1,280,857	1,404,232	1,280,857
Supplemental Schedule of Non-Cash Consideration
Shares issued for property	-	20,932	18,750	20,932

- See Accompanying Notes -

NDT Ventures Ltd.

(An Exploration Stage Company)

	Schedule
Consolidated Schedule of Mineral Property Costs
Prepared Without Audit - Canadian Funds
	For the Three Months Ended		For the Six Months Ended
	November 30
	2003 - $	2002 - $	2003 - $	2002 - $
DEFERRED EXPLORATION COSTS:
Melville, Nunavut, Canada
Airborne geophysics	-	-	96,780	-
Labour and general	336	-	8,455	-
Domain, Manitoba, Canada
Supervision and labour	13,871	-	24,985	-
Helicopter and transportation	8,392		8,392
Maps, supplies, and general	2,284		2,284
Amarok, Nunavut, Canada
Airborne geophysics and transportation	-	1,554	-	101,461
Supervision and labour	-	19,322	-	57,299
Expediting, assays and general	-	3,028	-	22,841
Analysis and assays
Fox, Nunavut, Canada	-	928	-	14,426
Transportation and airborne	-	4,905	-	14,555
Expediting, general and assays	-	12,228	-	21,041
Supervision and labour
Black Hills/Jenny, Nevada, USA	-	-	-	6,952
Permits and fees	337	2,352	5,324	3,024
Supervision and labour	-	-	1,109	-
Assays
Trend, Nevada, USA
Outside consulting and general	5,376	-	8,156	-
Supervision and labour	1,911	-	4,494	-
Hannah, Nevada, USA
Permits, labour and general	-	3,027	-	6,809
CC Claims, Nevada, USA
Labour and general	-	20,178	2,078	23,166
Pasco Canyon, Nevada, USA
Supervision and labour	6,668	-	7,977	-
Ground magnetic survey	4,584	-	4,584	-
South Voisey's Bay, Labrador, Canada
Field and general	637	-	827	637
Magma, Argentina
Property maintenance	672	-	1,008	-
S. America, properties not acquired
Supervision and labour	9,524	-	10,224	632
Field and general	-	-	608	-
U.S.A., properties not acquired
Labour	5,857	35,269	26,295	49,584
Field and general	12,868	4,362	23,084	27,829
Canadian properties not acquired
Field, travel and general	788	94	3,428	12,922
Labour and consulting	9,923	873	24,148	3,360
Cost for the period	84,027	108,120	264,240	366,538
Balance - Beginning of period	178,407	884,041	59,766	679,351
Write-off of costs	(39,596)	(303,065)	(101,168)	(356,793)
Balance - Deferred Exploration	222,838	689,096	222,838	689,096

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs – continued
Prepared Without Audit - Canadian Funds

	For the Three Months Ended		For the Six Months Ended
	November 30
	2003 - $	2002 - $	2003 - $	2002 - $
Deferred Acquisition Costs
Domain, Manitoba, Canada
Claim staking	464	-	7,464	-
Melville, Nunavut, Canada
Fees	-	-	4,128	-
Pasco Canyon, Nevada, USA
Shares issued	-	-	14,250	-
Cash option payment	-	-	6,850	-
Holding costs	-	-	2,915	-
Black Hills, Nevada, USA
Claim filing	415	-	5,383	-
Cash option payment	-	9,307	4,230	9,307
Shares issued	-	5,130	4,500	5,130
Trend, Nevada, USA
Claim staking	32,146	-	47,051	-
Cash payment	-	-	7,050	-
Hannah, Nevada, USA
Shares issued	-	1,869	-	1,869
Cash payments	-	3,164	-	3,164
CC Claims, Nevada, USA
Share issued	-	9,932	-	9,932
Cash payments	-	28,719	-	28,719
Fox, Nunavut, Canada
Claim staking	-	-	-	1,104
Shares issued	-	4,000	-	4,000
Amarok, Nunavut, Canada
Claim staking	-	280	-	1,408
Cost for the period	33,024	62,401	103,820	64,633
Balance - Beginning of period	169,549	88,631	110,387	86,399
Write-off of costs	-	(29,260)	(11,634)	(29,260)
Balance - Deferred Acquisition	202,573	121,772	202,573	121,772

BALANCE OF MINERAL PROPERTY COSTS
Consists of:
Deferred Exploration	222,838	689,096
Deferred Acquisition	202,573	121,772
	425,411	810,868

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

1.  Significant Accounting Policies

These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements.

2.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value November 30, 2003	Carrying Value May 31 2003
Coal Creek Energy Inc.	1,391	minimal	$278	$278
Epicentrix Technologies	175,882	minimal	1	5,187
Maximus Ventures Ltd.	3,000	minimal	780	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	1,200
SVB Nickel Company Ltd.	837,119	6.56%	104,806	104,806
			$110,565	$115,751

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at November 30, 2003 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	November 30, 2003	May 31, 2003
Canada
Melville, Nunavut	$75,128	$124,280	$199,408	$90,045
Domain, Manitoba	7,464	35,661	43,125	-

U.S.A. - Nevada
Black Hills	31,653	7,815	39,468	20,019
Trend	54,100	12,650	66,750	-
Pasco Canyon	24,015	12,561	36,576	-
Hannah			-	16,619
Jenny			-	4,394

South America - Argentina
Magma	10,213	29,871	40,084	39,076

	$202,573	$222,838	$425,411	$170,153

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont’d.)

a)

Melville Project

Effective 31 December 2002, the Company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Diamond Corp. ("Stornoway"), and Hunter Exploration Group ("Hunter") (together the "Optionors").  The Fury, Sarcpa and Gem are collectively referred to herein as the Melville Project.  The Company has certain directors and officers in common with Stornoway. Hunter is an unincorporated joint venture, which is at arm's length to the Company.

The Company and Navigator will earn their respective interest by:

i)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

ii)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional common shares in their respective capital for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Company and Navigator publicly announced the agreement, being 11 February 2003 (the “Units”); and

iii)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, the Melville Project is subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.

The Company has fulfilled (i) and (ii) of the above terms.  The 100,000 units were issued at a deemed price of $0.21 per share. The warrants issued to Hunter are exercisable at $0.19 per share until April 11, 2004.

a)

Domain, Manitoba

The Company acquired, by application, a 14,350-hectare mineral exploration licence in northern Manitoba.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont’d.)

c)  Black Hills Claims

By letter agreement dated August 6, 2002, effective September 5, 2002, and as amended July 30, 2003, the Company obtained the right to acquire a gold property in Churchill County, Nevada, U.S.A, known as Black Hills.  At its option, the Company can earn its interest by completing the following:

Date	Cash Payments (U.S. $)	Share Issuances
Within 10 days of 5 September 2002 (paid)	$5,000	-
Within 30 days of 5 September 2002 (issued)	-	25,000
September 5, 2003 (cash paid; shares issued)	3,000	30,000
September 5, 2004	20,000	50,000
September 5, 2005	37,500	75,000
September 5, 2006	60,000	125,000
	$125,500	305,000

The property is subject to a 2% NSR which can be reduced to 1% by paying U.S. $1,000,000.

The Company paid a finder's fee of U.S. $2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of U.S. $200,000.

Also during the current year-to-date period the Company returned the Hannah and Jenny claims to the vendor and amended the Black Hills option agreement accordingly. The accumulated mineral property costs on the Hannah and Jenny claims have been written off.

d)

Trend

Subject to regulatory approval and by letter agreement dated July 7, 2003, the Company acquired a block of mineral claims in north central Nevada from Trend Resources LLC.  Under the terms of the agreement, the Company will pay Trend U.S.$5,000 (paid August 2003) and issue 25,000 common shares, subject to regulatory approval.  In addition, the Company will pay Trend Resources 5% of actual field expenditures, up to a maximum of U.S.$250,000.  Trend Resources will retain a 1% NSR royalty, half of which can be purchased for U.S.$3 million.

Subject to regulatory approval and by letter agreement dated July 30, 2003, the Company will pay a finders fee of U.S. $2,500 and issue 25,000 shares. An amount equal to 5% of field expenditures (as defined) up to a maximum of US $200,000 is also payable on a quarterly basis.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont’d.)

e)

Pasco Canyon

The Company entered into an option agreement on June 10, 2003 with AuEx, L.L.C. whereby the Company can acquire up to a 70% interest in the Pasco Canyon Project in Nye County, Nevada.  The Company may acquire an initial 51% interest over a five year period by making cash payments totalling U.S.$500,000 ($5,000 paid), issuing 750,000 common shares (75,000 shares issued) and by completing U.S.$500,000 in exploration expenditures.  The Company can increase its interest to 70% by taking the project to the feasibility stage and expending U.S.$2 million in exploration.  The Company must spend U.S.$15,000 to complete the first year work commitment under the terms of the agreement.

f)

Takla Claims

The Company retains its 63% interest in and to certain mining claims (the “Takla Claims”) situated in Voisey’s Bay.  Due to a lack of exploration activity, all costs associated with these claims were written off in the year ended May 31, 2003.

g)

Finder's Fee Agreement

By agreement dated July 9, 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of U.S. $15,000 upon acquisition of any property and up to U.S. $250,000 (based on 10% of field expenditures on the properties).  To date no properties subject to this arrangement have been acquired.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

4.

Capital Assets

Mining equipment:

	November 30, 2003	May 31, 2003
Cost	$ 117,080	$ 117,080
Accumulated Amortization	108,285	106,734
	$ 8,795	$ 10,346

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

5.

Share Capital

a)

Authorized: 100,000,000 common shares without par value

b)

Issued and Fully Paid:

	Shares	Amount
Balance – May 31, 2002	25,676,978	$23,168,412
Issuance of shares for property	225,000	34,500
Issuance of shares for finders’ fees	57,767	7,432
Issuance of shares for cash	6,950,000	1,251,000
Share issuance costs		(156,909)
Balance – May 31, 2003	32,909,745	$24,304,435
Issuance of shares for property	105,000	18,750
Balance – November 30, 2003	33,014,745	$24,323,185

During the current year-to-date period, the Company issued 75,000 common shares at a value of $0.19 per share and 30,000 common shares at a value of $0.15 per share pursuant to mineral property option agreements.

c)

There are no escrow or pooling arrangements with respect to the Company’s shares.

d)

No options were granted during the current period. However 20,000 stock options expired without exercise on June 24, 2003.

e)

Description of options, warrants and convertible securities outstanding:

Stock Options:
Shares	Type	Exercise Price	Expiry Date
525,000	Insiders	$ 0.15	11 April 2004
5,000	Employee	$ 0.15	11 April 2004
1,325,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
1,995,000

Warrants Outstanding	2003
	Shares	Exercise Price
Issued - expire 11 February 2004	100,000	$ 0.19
Issued - expire 3 April 2004	1,042,500	$ 0.20
Issued - expire 3 April 2004	3,475,000	$ 0.27
Warrants outstanding – November 30, 2003	4,617,500

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

5.

Share Capital  (cont’d.)

f)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred to May 31, 2003	52,813
Flow-through funds on hand at May 31, 2003	$ 947,987
Expenditures incurred to November 30, 2003	169,299
Flow-through funds on hand at November 30, 2003	$ 778,688

6.

Related Party Transactions

Pursuant to a Management Service Agreement with International Northair Mines Ltd. (”Northair”), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investor relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $84,000 (November 30, 2002 - $90,000) were paid to Northair during the current year to date period.

7.

Contingencies

       Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the company’s resource properties in Voisey’s Bay and such claims could materially and adversely affect the ability of the company to explore those claims and may prevent any exploitation of the claims on an economic basis.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

8.

Income Taxes

As at the year ended May 31, 2003, the Company has approximately $14,200,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $996,500 at May 31, 2003, which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2004	$170,000
2007	170,000
2008	229,000
2010	427,500
$996,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

9.

Segmented Information:

Details on a geographical basis are as follows:

November 30, 2003	Canada	U.S,A.	South America	Total
Assets	1,793,149	142,794	40,084	1,976,027
Capital Expenditures	180,889	156,580	11,840	349,309
Loss	214,224	73,567	10,832	298,623

November 30, 2002	Canada	U.S,A.	South America	Total
Assets	2,109,471	98,073	35,350	2,242,894
Capital Expenditures	251,054	158,554	632	410,240
Loss	503,180	77,413	632	581,225

10.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year’s presentation.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under U.S. GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

a)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

b)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (cont’d…)

The effects of the differences in accounting principles on the results of operations, capitalized mineral property costs, loss per share and deficit are set out below.

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from Feb 25, 1995 to Nov. 30 2003	6 mos. Ended November 30, 2003	6 mos. Ended November 30, 2002	Year Ended May 31, 2003
Loss for the period - Cdn basis	$(18,459,531)	$(298,623)	$(581,225)	$(1,702,249)
Write-off of mineral properties	(425,411)	(255,258)	(45,118)	595,597
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(20,866,817)	$(553,881)	$(626,343)	$(1,106,652)
Loss per share for the period - U.S. basis		$(0.02)	$(0.02)	$(0.04)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from Feb 25, 1995 to Nov.= 30 2003	As at November 30, 2003	As at November 30, 2002	Year Ended May 31, 2003
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,459,531)	(18,459,531)	(17,039,884)	(18,160,908)
Write-off of mineral properties	(425,411)	(425,411)	(810,868)	(170,153)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(20,866,817)	(20,866,817)	(19,832,627)	(20,312,936)
Deficit - U.S. basis	$(24,797,121)	$(24,797,121)	$(23,762,931)	$(24,243,240)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
November 30, 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (cont’d…)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration	Deficit Accumulated During Exploration	Other Comprehensive
	Number	Amount	Stage	Stage	Income	Total
Shareholders’ equity as at May 31, 2003 - Cdn basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders’ equity as at May 31, 2003 - U.S. basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070
Shareholders’ equity as at Nov 30, 2002 - Cdn basis	25,859,745	$23,189,344	$(3,930,304)	$(17,039,884)	$-	$2,219,156
Write-off of mineral properties	-	-	-	(810,868)	-	(810,868)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’ equity as at Nov 30, 2002 - U.S. basis	25,859,745	$25,171,219	$(3,930,304)	$(19,832,627)	$-	$1,408,288
Shareholders’ equity as at Nov. 30, 2003 - Cdn basis	33,014,745	$24,323,185	$(3,930,304)	$(18,459,531)	$-	$1,933,350
Write-off of mineral properties	-	-	-	(425,411)	-	(425,411)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	4,466	4,466
Shareholders’ equity as at Nov 30, 2003 - U.S. basis	33,014,745	$26,305,060	$(3,930,304)	$(20,866,817)	$4,466	$1,512,405

SCHEDULE B: SUPPLEMENTAL INFORMATION

1.  Analysis of Expenses and Deferred Costs

Refer to Schedule A – Consolidated Financial Statements. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Mineral Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 to the Consolidated Financial Statements.

3.  Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements.

4. Summary of Securities as at November 30, 2003

Refer to Note 5 to the Consolidated Financial Statements.

5.  Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary; Alfred Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

General

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF), a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

In the United States, work continues on three projects.

The Company’s Pasco Canyon Project in Nevada is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration. During this quarter, fieldwork on the project included a continued surface evaluation and the completion of a ground magnetic survey over the property.  Targets have been prioritized and a drilling program is planned to commence as soon as the Company receives approval from the BLM, anticipated in early 2004. The objective of the drilling is to test range front feeder structures and penetrate the lower levels of the mineralizing system.

At the Black Hills Project in Nevada, an IP survey over the target area is under discussion with the objective of locating specific drill targets.  The exploration priority at Black hills is a large zone of skarn mineralization that outcrops locally through cover on the eastern flanks of the mountain range.  Mineralization here consists of calc-silicate alteration formed in calcareous sediments on the contact of a granodiorite intrusive.  The skarn model predicts that gold mineralization will be associated with areas of high sulfides that should be definable by the survey.

The Company’s Trend Project in Nevada, consists of 137 mining claims abutting the southern end of Placer Dome/Kennecott’s Cortez Joint Venture (Cortez JV) that is host to multiple gold deposits with reserves and resources totalling over 18 million ounces.  The newly discovered Cortez Hills deposit, with a predicted gold reserve exceeding eight million ounces, is located only eight kilometers north of the Trend Project and another potentially important discovery, called ET Blue, lies only six kilometers to the northeast.  District geology data recently released by the Cortez JV supports the Company’s belief that Trend lies on structural trend line with Cortez Hills and other deposits to the north and south.  The Company is discussing Joint Venture possibilities on Trend with other companies and two of these groups are currently reviewing available project data.

In Canada, the Company and Navigator Exploration Corp. have completed the 2003 field program on the Melville Diamond Project and initial results are anticipated shortly.  During the 2003 field season a total of 245 surficial sediment (tills and streams) samples were obtained from the three properties with 32 taken from Gem, 107 from Sarcpa and 106 from Fury.  Approximately 14,500 line kilometers of high resolution aeromagnetic data was also obtained over seven survey blocks within the Fury permits.  Plans for further exploration of the properties will be developed once all results of the 2003 program are received, compiled and interpreted.

Of importance to the Melville Project is that drilling by Stornoway Diamond Corporation on their adjacent ground in the region realized favourable diamond counts in drill core from both their AV-1 and AV-2 kimberlite targets.  These two kimberlite bodies are situated approximately four kilometres apart with the same structural corridor and remain high priority targets for 2004. This work continues to support the overall diamond potential of the Melville Project.

The Company holds a 6.55% interest in SVB Nickel Company Ltd., which holds properties in Labrador.  In 2002 Falconbridge completed significant work on South Voisey Bay Project with results being encouraging enough that they continued their exploration into 2003.  This work identified nine conductive trends, which were subject to geophysical follow-up to select targets for diamond drilling.  Subsequent to target prioritization, a total of three holes, totaling 1,275 metres, were drilled in the north Gabbro.  In general, drilling identified thicknesses of magmatic sulphides of sufficient conductance to explain the surface EM anomalies.  While nickel grades are low, nickel tenors in individual samples range from 1.0% to 2.0%.  In one hole a 7.9-meter intersection averaged 0.14% nickel, 0.12% copper, 0.08% cobalt and 14.13% sulphur. In another hole a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite was identified. This interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. Falconbridge is currently assessing overall results of the program as they plan their level of commitment for 2004.

On the Voisey’s Bay Project, Inco has begun mini-pilot-plant test work as a step toward developing the technology it plans to use to process nickel-copper-cobalt concentrates produced there.  This Phase One program, with a cost of $134-million, is aimed at confirming the commercial application of hydrometallurgical processing of the Voisey’s Bay concentrates.  NDT will continue to maintain its strategic land position in the Voisey’s Bay District and monitor progress on the developing project.

During the quarter ended November 30 2003, the Company continued its planning for a winter drill program on its Domain Project in northern Manitoba. The project covers a portion of a large greenstone belt that hosts gold bearing banded iron formations.  The project is situated approximately 120 kilometres southeast of Thompson and saw limited exploration work in the 1960’s and 1980’s as part of regional grass roots programs.  This included air and ground magnetic and EM surveys that culminated in some preliminary target drilling.

The Company’s current priority target at Domain is in an area where four shallow drill holes tested a 100-meter segment of one of the more prominent trends.  All of the holes intersected gold mineralization including, 5.4 g/t over 4.1 meters, 5.03 g/t over 2.6 meters and 12.6 g/t over 1.32 meters.  A step-out drill program is being planned following initial work to re-establish the original survey grid and complete a ground magnetic survey over the target area.  This work will include coverage of an un-surveyed area over the northwest projection of the target horizon.

In South America, the Company continues to hold its Magma Claims along the Esquel gold trend in Chubut, Argentina.  The claims, totaling 5,000 hectares in two separate blocks, are situated within Meridian’s much larger land position and on trend with mineralization that they are attempting to develop.  Meridian currently has the Esquel project on hold pending resolution of local opposition to development. Meridian continues to report a strong commitment to bringing the property into production and the NDT will continue to hold its claims and monitor their activities in the area.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended May 31, 2003 and the notes thereto and the consolidated unaudited financial statements for the six months ended November 30, 2003.

Results of Operations

During the current six months, the Company sustained a loss of $298,623 or $0.01 per share, as compared to a loss of $581,225 or $0.02 per share for the same period in the 2002. The decrease in loss was due to less written-off mineral property costs (2003 - $112,802; 2002 - $386,053) and to a decrease in the write-down of investments (2003 - $5,186; 2002 - $24,492).

During the current six months, the Company has written off mineral property costs as to $16,619 on the Hannah claims, $5,491 on the Jenny claims, $2,078 on the CC Claims, all of which have been abandoned, and outside property evaluation costs of $87,787 ($49,379 in the U.S., $27,576 in Canada and $10,932 in South America). For the same period in 2002, the Company wrote off $291,726 on the abandoned Amarok property and $94,327 on outside property evaluation costs ($77,413 in the U.S., $16,282 in Canada and $632 in South America).

General and administrative expenses in 2003 of $201,517 were slightly higher (by approximately $8,000) than in 2002. However, there were variations among cost categories. The reader is referred to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of these expenses. Among the increases, regulatory compliance cost totalled $34,104 as compared to $23,394 in 2002 largely due filing fees paid to the TSX Venture Exchange in connection with property acquisition agreement and fees paid to the securities commissions to file the Company’s Form 20F. Legal and accounting expenses were $23,735 as compared to $19,332 in 2002 mainly due to legal fees incurred to finalizing property agreements and for advice concerning the Sarbanes-Oxley regulations. As a result of increased participation in investor conferences and trade shows and more dissemination of press releases and information packages, investor relation expenses were $16,136 compared to $8,607 in 2002. Salary expenses experienced the largest decrease in the current six months as compared to the 2002-quarter (2003 - $18,497; 2002 - $27,653) as more salary charges were allocated to investor relations and mineral properties

The amount charged by Northair under a management service agreement (disclosed in Note 6 to the financial statements) was $84,000, lower than the $90,000 charged in 2002.

Liquidity and Capital Resources:

During the current six months, the Company’s cash reserves decreased by $462,868 (2002 decrease - $580,378) resulting in a balance of $1,404,232 as at November 30, 2003. The Company spent $155,776 on its operating activities (2002- $181,438), $307,091 (2002 - $398,940) on investing activities including mineral property expenditures of $264,240 for deferred exploration costs and $85,069 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $10,187 and accounts payable of $42,677, which included $19,031 due to Northair, the Company had net working capital of $1,371,742 as at November 30, 2003 (2002 - $1,279,827). The Company’s cash and net working capital included flow-through funds on hand of $778,688 which the Company has undertaken to spend on Canadian exploration expenditures (see Note 5 (f)).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $110,565 (2002 - $115,896). Details of these investments are itemized in Note 2 in the consolidated financial statements in Schedule A.

Financings, Principal Purposes and Milestones

	Estimated use of proceeds from SFOD	Actual to November 30, 2003	Variance
Agents Commission	$93,825	93,825*	-
Costs of offering	40,000	47,033*	(7,033)
Corporate Finance Fee	16,050	16,050*	-

Airborne geophysical survey	$125,000	$117,834	$7,166
On-site quality control	5,000	-	5,000
Till sample collection	110,000	13,009	96,991
Ground geophysical surveys	100,000	2,039	97,961
Drilling – stage 1	225,000	-	225,000
Drilling – stage 2	435,800	-	435,800
Total exploration expenditures	$1,000,800	$132,882	867,918

*These items were incurred in April 2003 and were reflected in the year-end May 31, 2003 audited financial statements. The additional costs for the offering related to printing, filing fees, and legal fees.

While the airborne geophysical survey is virtually complete and is within budget, the till sample collection, ground geophysical survey and drilling are yet to commence. These account for the favourable variance experienced to date.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company’s investment in mineral properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s properties or with the possible loss of such properties.

NDT VENTURES LTD.

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545; Fax: (604) 689-5041

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange Inc.

Dear Sirs:

Re:

Form 51-901F Quarterly Report - NDT Ventures Ltd. (the “Issuer”)

The Issuer’s Form 51-901F for the 2nd quarter ended November 30, 2003 was mailed January 8, 2004 to shareholders who appear on its supplemental mail list.

Concurrently with this mailing the Issuer issued a news release in compliance with NI 54-102.

Dated at Vancouver, British Columbia, this 8th  day of January 2004

NDT VENTURES LTD.

Per:

“Gail Sharp”, Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: January 8, 2003